Filed Pursuant to Rule 433

Registration Statement Nos. 333-257317 and

333-257317-01

Relating to Preliminary Prospectus Supplement dated September 10, 2021 to Prospectus dated June 23, 2021

Pricing Term Sheet

Broadstone Net Lease, LLC

$375 million 2.600% Senior Notes due 2031

September 10, 2021

Issuer:	Broadstone Net Lease, LLC
State of Formation:	New York
Guarantor:	Broadstone Net Lease, Inc.
Expected Ratings*	Moody’s: Baa2 (stable outlook) / S&P: BBB (stable outlook)
Security:	2.600% Senior Notes due 2031
Aggregate Principal Amount:	$375,000,000
Maturity Date:	September 15, 2031
Interest Rate:	2.600% per annum
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2022
Price to Public:	99.816% of the aggregate principal amount
Yield to Maturity:	2.621%
Benchmark Treasury:	UST 1.250% due August 15, 2031
Spread to Benchmark Treasury:	T + 128 basis points
Benchmark Treasury Price / Yield:	99-05 / 1.341%
Optional Redemption:	Prior to June 15, 2031 (three months prior to the Maturity Date of the Notes), “make-whole” redemption at the Adjusted Treasury Rate (as defined) plus 20 basis points (calculated as though the actual Maturity Date of the Notes was June 15, 2031), plus accrued and unpaid interest to, but not including, the redemption date. On and after June 15, 2031 (three months prior to the Maturity Date of the Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. See the preliminary prospectus supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.
Trade Date:	September 10, 2021
Settlement Date:	September 15, 2021 (T+3); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+3 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

CUSIP / ISIN:	11135EAA2 / US11135EAA29
Minimum denomination	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers	J.P. Morgan Securities LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. BMO Capital Markets Corp. Goldman Sachs & Co. LLC M&T Securities, Inc Morgan Stanley & Co. LLC
Co-Managers	Capital One Securities, Inc. KeyBanc Capital Markets Inc. Regions Securities LLC TD Securities (USA) LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer and guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer and guarantor have filed with the SEC for more complete information about the issuer and guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: J.P. Morgan Securities LLC collect at 1-212-834-4533; Truist Securities, Inc. toll-free at 1-800-685-4786; or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.